gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

April 26, 2007

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-141102

Dear Mr. Owings:

We are writing this letter in response to the Commission’s April 24, 2007 Comment Letter with respect to the above, wherein the Commission requested additional facts in support of our statement that the offering is not a primary offering.

For convenience purposes, we are repeating verbatim, our prior response to this issue as contained in my April 12, 2007 letter to the Commission at paragraph designated 1, as follows.

“General”

1.

We note your initial comment, but notwithstanding the number of shares outstanding held by non-affiliates, the nature of the offering is not a primary offering.  We agree that we are not eligible to utilize Form S-3, however we do have the right to utilize Rule 415(a)(4).  As relates to affiliates, while Kristine Barton Thompson, (spouse of the Company’s President) may be considered to be an affiliate, neither S. Craig Barton nor myself are affiliates.  S. Craig Barton owns one percent of all outstanding shares, while the undersigned owns three percent of all outstanding shares.  Neither S. Craig Barton nor myself have any control whatsoever over the Company and are not affiliates as defined by Rule 501(b) of the Securities Act Rules.  Both Jeffery Thompson and Kristine Barton Thompson are identified as underwriters in the “Selling Stockholders” section of the Prospectus.

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 26, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-141102

As aforesaid, we feel that the Registration Statement is a resale Registration Statement by purchasers of the shares. The purchasers are people known or related to the Company or people doing business with the Company which is not an unusual situation for small companies. As such, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters.  We have identified both Jeffery Thompson and Kristine Barton Thompson as underwriters.  The principal reason that shares were sold to friends, business associates and relatives of the Company’s founder and principal is that those were the persons that such founder felt would be willing to make a nominal investment for their shares.  No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of the “Prospectus”.  A reason for such offering is as described in the first paragraph to “Use of Proceeds” to the Prospectus.

In arriving at the above conclusion, we have taken into account and consideration telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.  In arriving at the above-referenced conclusion, we have given consideration to the factors referred to in the above-referenced telephone interpretation and are further aware that none of the sellers are in the business of underwriting securities nor are the sellers acting as a conduit for the Company.”

The additional facts in support of our belief and in response to the Commission’s aforesaid April 24, 2007 letter are as follows.

The principal selling shareholder, Jeffery Thompson, who is Chairman and President of the Issuer and who is registering approximately 51% of all shares being registered, acquired such share in October 2006.  However, such shares relate back to his forming an unincorporated business on January 1, 2006 which became a Limited Liability Company (“LLC”) in April 2006 with Mr. Thompson receiving his shares in the Issuer in exchange for all outstanding membership units of the aforesaid LLC.

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 26, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-141102

The balance of 860,000 shares owned by 39 individuals were issued in January 2007 and include 300,000 shares owned by the undersigned.

We have indicated, directly above, the manner in which Mr. Thompson, the Issuer’s President, Chief Executive Officer and Chief Financial Officer acquired his shares and the manner in which those additional shareholders acquired their shares is as indicated in the “Use of Proceeds” section of the Registration Statement which reads as follows:

“In January 2007, Solutions Mechanical sold 860,000 shares of its common stock to 39 people for $860.  The sale of such shares was not specifically or solely intended to raise financing since the funds raised were de minimis.  It was also intended to get relatives and business associates of management involved in our business.  Although these stockholders have no obligation to provide any services to us, management hopes that these new stockholders, their families, friends and/or business associates may provide us with valuable services such as recommending our services and providing us with business advice in any areas of expertise or knowledge that they may have that can be of value and assistance to us.”

We further indicated in the “Selling Stockholders” section of the Registration Statement, the manner in which such persons acquired their shares and amplified upon same by filing, as Exhibit 10.3 to the Registration Statement, the form of Investment Letter signed by each shareholder.

Insofar as each shareholder’s relationship to the Issuer and the amount of shares involved, we respectfully direct your attention to the “Selling Stockholders” section and in particular, the column entitled “Relationship To Solutions Mechanical Or Affiliates”.

We have been advised by management that none of the selling shareholders are in the business of underwriting securities and have further indicated in the aforesaid “Selling Stockholders” section that “To the best of management’s knowledge, none of the Selling Stockholders are broker/dealers or affiliates of broker/dealers.”

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 26, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-141102

As previously indicated and as reiterated  to the undersigned by Issuer’s management, none of the selling shareholders are acting as a conduit for the Issuer.  Further evidence of same is that if and when a market develops for Issuer’s securities, selling shareholders may reasonably anticipate selling their shares for substantially more than the $.001 per share paid by each of them.

As relates to the statement made that “the reason that shares were sold to friends, business associates and relatives of the Company’s founder and principal is that those were the persons that such founder felt would be willing to make a nominal investment for their shares.” ; we have been further advised by the Issuer’s founder that due to the fact that the Issuer (in its various forms, i.e., from unincorporated entity to LLC to the present) is still less than two years old and the fact that its auditors have issued a “Going Concern” opinion, it would have been difficult, if not impossible to approach persons to make a substantial stock purchase in the Issuer and accordingly, the Issuer’s President limited the offering solely to friends, family and business associates.

The aforesaid Investment Letter at paragraph 5 therein states:

“I further acknowledge that I have made an adequate investigation of the affairs of the Company to make a reasoned judgment as to the value of the shares, such investigation consisted of the undersigned having had the opportunity to ask questions of and receive answers from executive officers of the Company and was provided with access to the Company’s documents and records in order to verify the information provided.  I further represent that I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of my investment, and the Company had grounds to reasonably believe immediately prior to making the sale to me that I come within this description as described above.”

gary b. wolff, p.c.

  Counselor At Law

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

April 26, 2007

Re:

Solutions Mechanical, Inc. (the “Company”)

Registration Statement Form SB-2

File No.: 333-141102

Accordingly, the Issuer has reasonable grounds to believe that its stockholders are familiar with its business by virtue of the relationships indicated as well as the information provided to them and the further fact that they were subsequently advised as to the manner in which they could access the Issuer’s Registration Statement through the SEC Edgar system.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Solutions Mechanical, Inc.

Li & Company, PC